

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 27, 2015

Via E-mail
Robert J. Brooks
Chief Financial Officer
Jones Energy, Inc.
807 Las Cimas Parkway, Suite 350
Austin, TX 78746

> **Re: Jones Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 6, 2015**
> **Response Dated September 29, 2015**
> **File No. 1-36006**

Dear Mr. Brooks:

We have reviewed your September 29, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2015 letter.

Form 10-K for Fiscal Year Ended December 31, 2014

Our Operations, page 9

Arkoma Basin, page 11

1.   Your response to prior comment 1 refers to the PUD locations to be earned under the farm-out agreement with Vanguard Natural Resources that will be forfeited unless drilling of three additional wells has begun by April 2016. Considering that you have decided to not finance any development activity in the Arkoma basin during 2015, please tell us how you considered providing disclosure addressing uncertainties affecting this

component of your proved reserve quantities. Refer to FASB ASC 932-235-50-10. With your response, please quantify the proved reserves associated with this agreement.

2.   Your response to prior comment 1 states that leases relating to nine PUD locations which were included in the count reported in your Form 10-K for the year ended December 31, 2014 had expired as of September 29, 2015. Please quantify the PUDs related to these leases.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Notes to the Consolidated Financial Statements

Note 3 – Fair Value Measurement, page 9

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis, page 11

3.   It does not appear that your response to prior comment 5 adequately addresses the implications of uncertainties associated with the methods, assumptions, and estimates used in reviewing your proved oil and gas properties for impairment. Please revise to provide additional disclosure as part of your description of the process through which you test for impairment under the successful efforts method. Specifically, your revised disclosure should:
- Describe changes to the key assumptions used to determine undiscounted cash flows including, but not limited to, the effect of updating your proved reserve quantities;
- Discuss the degree of uncertainty associated with all key assumptions including those related to the revision of reserve quantities and the estimation of future cash flows; and
- Identify potential events and/or changes in circumstances that you reasonably expect to negatively affect these key assumptions.

4.   Your response to prior comment 5 states that the disclosure of the percentage by which the undiscounted cash flows of your proved properties exceeded the carrying value of those properties at June 30, 2015 would not provide any useful information to investors. However, it appears that quantitative information should be provided based on the disclosure provided in your Form 10-Q which indicates that outcomes deemed reasonably likely to occur by management could lead to an impairment charge in future periods. Please revise your disclosure accordingly. Refer to Section V of SEC Release No. 33-8350.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief